0-29898



02050014



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

2002

For the month of July, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   __   Form 40-F   _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   __   No   _X_

Documents Included as Part of this Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2002

RESEARCH IN MOTION LIMITED

By: _____

Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

RESEARCH IN MOTION FILES THIRD COMPLAINT AGAINST GOOD TECHNOLOGY

Waterloo, ON – July 31, 2002 - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a pioneer and world leader in the mobile communications market, today announced that it has filed a third lawsuit in the United States District Court for the District of Delaware against Good Technology, Inc. The complaint alleges that Good Technology has engaged in unfair competition, false advertising, trademark infringement and trademark dilution resulting in the unlawful use of the RIM and BlackBerry™ marks.

By way of relief, RIM is asking the Court for preliminary and permanent injunctive relief and an award of monetary damages. In addition, RIM asserts that Good Technology's infringement is wilful, allowing the Court to award enhanced monetary damages for Good Technology's infringement as well as attorneys' fees and costs to RIM.

In June 2002, RIM filed a separate complaint against Good Technology alleging that Good Technology's wireless goods and services infringe on four RIM patents within RIM's Wireless Integration Patent Portfolio. In July 2002, RIM filed an additional separate complaint against Good Technology alleging that Good Technology infringes on a portion of RIM's Copyright Portfolio associated with the user interface on RIM's line of BlackBerry Wireless Handhelds™.

RIM is continuing its review of Good Technology's goods and services to determine whether any other rights are violated.

About Research In Motion
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

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Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
203.399.8245
spollard@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net